August 8, 2024

Stephen Kadenacy
Chief Executive Officer
SilverBox Corp IV
1250 S. Capital of Texas Highway
Building 2, Suite 285
Austin, TX 78746

       Re: SilverBox Corp IV
           Amendment No. 2 to Registration Statement on Form S-1
           Filed August 5, 2024
           File No. 333-280315
Dear Stephen Kadenacy:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 1, 2024 letter.

Amendment No.2 to Registration Statement on Form S-1
Cover Page

1. Refer to prior comment 2. It appears several page number cross references are inaccurate.
       For example, the disclosure referenced on page 141 appears to be on page
135. Please
       revise. Also, provide a cross reference to the Our Sponsor compensation disclosure on page 112, as previously requested.
Proposed Business, page 110

2. We note your revised disclosure on page 112 in response to prior comment 5 appears to be limited to voting interests in your sponsor. Please expand your disclosure to address whether your sponsor non-managing members will have a direct or indirect material economic interest in your sponsor.
 August 8, 2024
Page 2

       Please contact Babette Cooper at 202-551-3396 or Mark Rakip at 202-551-3573 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Jonathan Ko, Esq.